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                                                                      EXHIBIT 99

                             PACIFIC TELECOM, INC.
                              ITEM 1. BUSINESS AND
                               ITEM 2. PROPERTIES
                        1995 ANNUAL REPORT ON FORM 10-K
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                                     PART I

ITEM 1.  BUSINESS

INTRODUCTION

    PTI was organized in 1955 to provide telephone service to suburban and rural communities principally in the Pacific Northwest. Since that time, the Company has grown significantly through acquisitions and expansion of its service offerings in several areas within the telecommunications industry. This expansion included investments in cellular telephone operations, international communications, including the construction of a trans-Pacific fiber optic cable and, until August 1995, the provision of long distance services in the State of Alaska through Alascom. Over the past few years, the Company's strategy has been to focus on its core business of providing local exchange service to suburban and rural markets and to divest its diversified portfolio of noncore businesses. This strategy has been implemented through the acquisition of LECs, the sale of certain international operations, the consolidation and sale of cellular holdings, and the completion of the sale of Alascom to AT&T. With the sale of Alascom to AT&T, the Company resolved its uncertainties related to the Alaska long distance market place restructuring issues.

    The Company is a wholly-owned subsidiary of Holdings, which is a wholly-owned subsidiary of PacifiCorp. On September 27, 1995, holders of a majority of the approximately 5.3 million shares of outstanding common stock held by minority shareholders voted in favor of the merger of a wholly-owned subsidiary of Holdings into the Company. As a result of the merger, the common stock held by minority shareholders (other than shares as to which dissenters rights were perfected) were converted into the right to receive $30.00 per share in cash, and the Company became a wholly-owned subsidiary of Holdings with 100 shares of no par value common stock outstanding. In addition, a liability in the amount of $41.6 million was accrued for amounts to be paid to dissenters in the merger based on $30.00 per share fair value for their shares. Payments totalling $14.3 million were made to dissenters in November and December 1995. The Company is accruing interest on the remaining liability at a rate equal to the Company's average short-term borrowing rate. The Company also recorded a receivable from Holdings in the amount of the accrued liability to dissenters. PTI had been a majority-owned subsidiary of PacifiCorp since 1973.

TELECOMMUNICATIONS OPERATIONS

    LOCAL EXCHANGE COMPANIES

    The Company's LECs operate under a common business name and logo, PTI Communications. This marketing concept was established in 1991 to create a unified identity for the local operations, improve communication with customers and assist in the marketing of new products and services. As one of the major independent telephone companies in the U.S., the Company's LECs provide both local telephone service and access to the long distance network for customers in their respective service areas. The LECs also provide directory advertising and, through contracts with interexchange carriers, billing and collection services. At December 31, 1995, the Company operated 15 LECs within eleven states comprised of 530,400 access lines in 344 exchanges. The average number of access lines per exchange is approximately 1,542, reflecting the lower population density generally found in the Company's service areas, which are rural in nature. The Company's largest exchange in terms of access lines is in Kalispell, Montana, which had 24,935 access lines at December 31, 1995. Service areas are located primarily in the states of Alaska, Colorado, Montana, Oregon, Washington and Wisconsin. States also served, but to a lesser extent, include Idaho, Iowa, Minnesota, Nevada and Wyoming. (See "Regulation.") The Company provides centralized administrative and support services to field operations from its corporate offices in Vancouver, Washington.

    As a result of acquisitions in Colorado, Washington and Oregon, the Company added 90,000 access lines in 1995, an increase of 22 percent. The LECs also experienced strong internal access line growth in certain service areas, as evidenced by a 5.3 percent increase in access lines served during 1995. In December 1995, the Company signed an agreement with USWC under which the Company agreed to purchase certain local telephone exchange assets in Minnesota representing 32 exchanges serving approximately 26,600 access lines. The transaction is expected to close in late 1996 following receipt of approvals from the FCC and Minnesota Public Utilities Commission.

    LONG LINES

    Through Alascom, the Company provided intrastate and interstate message toll service,wide area telephone service, private line, leased channel and other communications services within Alaska and between Alaska and the rest of the world. Alascom's facilities interconnect with 22 LECs and the military bases within Alaska and with the interstate and international long distance network. Virtually all services are provided in accordance with tariffs filed with the appropriate regulatory agencies. In August 1995, the Company sold Alascom to AT&T.

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    CELLULAR OPERATIONS

    The Company's wholly-owned subsidiary, PT Cellular, is a holding company with subsidiaries in Alaska, Michigan, Oregon, South Dakota, Washington and Wisconsin. The Company has ownership interests with respect to 25 MSAs and RSAs and manages 10 of these interests in Alaska, Michigan and Wisconsin. The Company also manages five other RSAs in Minnesota in which it has no ownership interest. Revenues from cellular operations represented approximately five percent of total Company revenues in 1995.

    The Company may increase its ownership interests in certain cellular properties in order to achieve ownership control and to consolidate the Company's cellular service areas into larger contiguous units for operating and network efficiencies. This plan may be accomplished through the exchange of existing cellular interests and/or future acquisitions.

    PACIFIC TELECOM CABLE

    PTC, which is owned 80 percent by PTI and 20 percent by Cable & Wireless plc (C&W), a United Kingdom corporation, is involved in the operation, maintenance and sale of capacity of a submarine fiber optic cable between the U.S. and Japan, known as the NPC. The eastern end of the cable is operated by PTC. The western end is operated by International Digital Communications, Inc. (IDC), a Japanese corporation. Major IDC shareholders include C. Itoh & Co., Ltd, Toyota Motor Corporation, Pacific Telesis International and C&W.

    The NPC was the first submarine fiber optic cable to provide direct service between the U.S. and Japan. In addition, through the Alaska Spur, it provides the first digital fiber optic link between Alaska and the lower 48 states. Service between the U.S. and Japan is carried on three, 420 Mbit/s digital fiber optic pairs, providing a total capacity of 1,260 Mbit/s. Service between Alaska and the lower 48 states is carried on one, 420 Mbit/s digital fiber optic pair. On the eastern end, the cable lands at Pacific City, Oregon and Seward, Alaska. From the landing stations, traffic is transmitted to carrier access centers near Portland, Oregon and Anchorage, Alaska for interconnection with digital communications facilities serving the lower 48 states and Alaska and with facilities transmitting traffic to foreign countries. On the western end, the cable lands at Miura, Japan, and traffic is transmitted to IDC's carrier access centers in Tokyo, Yokohama and Osaka for interconnection with Japanese domestic service providers. For service to points beyond Japan, IDC has constructed a 75-mile submarine cable from Miura to Chikura where it interconnects with other international cables. IDC also participates in the Asia Pacific Cable system that links Miura with Hong Kong, Singapore, Taiwan and Malaysia. (See Item 7. "Managements Discussion and Analysis of Financial Condition and Results of Operations" for information about cable outages during 1995.) At December 31, 1995, approximately 55 percent of the cables 17,010 circuit capacity had been sold.

    PT Transmission provides restoration services for the eastern end of the NPC under the terms of its tariff. In the event of a cable failure, restoration services are provided via a PT Transmission satellite earth station located at Moores Valley, Oregon.

REGULATION

    The Company's LECs operate in an industry that is subject to extensive regulation by the FCC and state regulatory agencies. Virtually all services are provided in accordance with tariffs filed with the appropriate regulatory agencies. The telecommunications industry continues to undergo change as a result of a series of regulatory, judicial and Congressional proceedings regarding the deregulation of certain aspects of the industry. The FCC and some state regulatory agencies are also pursuing alternative forms of regulation that depart from traditional rate of return regulation for telecommunications companies such as the Company. These alternatives include opening local exchange franchises to encourage greater competition.

    On February 1, 1996, the Congress adopted the Joint Conference Report on S.652, thereby passing the Telecommunications Act of 1996 (Telecommunications
Act). The legislation was subsequently signed into law by President Clinton on February 8, 1996. The Telecommunications Act addresses a substantial number of telecommunications matters, and generally seeks to promote competitive service in all telecommunications markets, including local exchange services. Among other issues, the Telecommunications Act addresses removal of barriers to entry, universal service mechanisms, eligibility for access to universal service support funds, interconnection waiver or exemption provisions for rural and mid-size companies and infrastructure sharing. Management believes these provisions will prove consistent with the Company's current and planned operations. In many instances, how-ever, specific aspects of these matters are referred by the legislation to the FCC for further proceedings and

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implementation;  the final actions of the FCC with respect thereto cannot now be predicted. Proceedings before various of the Company's state regulatory agencies are also likely as a result of the scope of the federal legislation. In addition, oversight hearings to monitor FCC interpretation and implementation of the legislation, as well as technical corrective legislation later in 1996, are possible as implementation of the legislation proceeds.

    The Company's cellular interests are regulated by the FCC with respect to the construction, operation and technical standards of cellular systems and the licensing and designation of geographic boundaries of service areas. Certain states also require operators of cellular systems to satisfy a state certification process to serve as cellular operators.

ITEM 2.  PROPERTIES

    The telephone properties of the Company's LECs include central office equipment, microwave and radio equipment, poles, cables, rights of way, land and buildings, customer premise equipment, vehicles and other work equipment. Most of the Company's division headquarters buildings, telephone exchange buildings, business offices, warehouses and storage areas are owned by the Company's LECs. Approximately 38 percent of plant assets are pledged to secure long-term debt. In addition, certain of the LECs' microwave facilities, central office equipment and warehouses are located on leased land. Such leases are not considered material, and their termination would not substantially interfere with the operation of the Company's business. (See "Item 1. Business -- Telecommunications Operations -- Local Exchange Companies" for information regarding the states in which the Company has LEC operations.)

    PT Cellular's subsidiaries are partners in partnerships that own or lease switching facilities, cell site towers, cell site radio equipment and other equipment required to furnish cellular service to the areas they serve. (See "Item 1. Business -- Telecommunications Operations -- Cellular Operations" for information regarding the states in which the Company has cellular operations.)

    The properties of PTC and PT Transmission include a satellite transmit and receive earth station, located at Moores Valley, Oregon, fiber optic cables, land, buildings, operating facilities and business offices, all of which are owned. In addition, PTC leases a duplicate cable for backup between Pacific City, Oregon and Portland, Oregon and business office space. PTC also holds in inventory its portion of the unsold capacity in the NPC and backhaul facilities.

    The Company's executive, administrative, purchasing and certain engineering functions are headquartered in Vancouver, Washington. The Company has a 50 percent ownership interest in its headquarters building and, through a long-term lease, occupies approximately 66 percent of the 225,000 square-foot building. The Company owns two mainframe computers and leases most of the other equipment used in conjunction with providing data processing services.

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